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Exhibit 99.2

DragonWave Inc.	For the three months ended May 31 2014

Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts
(Unaudited)

	Note	As at May 31, 2014	As at February 28, 2014
Assets
Current Assets
Cash and cash equivalents	4	15,567	18,992
Trade receivables	5	21,505	17,408
Inventory	6	26,023	30,416
Other current assets	7	4,974	5,909
Deferred tax asset		119	69

		68,188	72,794
Long Term Assets
Property and equipment	8	2,964	3,168
Deferred tax asset		1,536	1,536
Deferred financing cost	11	49	60
Intangible assets	9	1,466	1,635
Goodwill		11,927	11,927

		17,942	18,326
Total Assets		86,130	91,120

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	10	25,954	29,964
Deferred revenue		889	984
Capital lease obligation	3	1,633	1,795

		28,476	32,743
Long Term Liabilities
Debt facility	11	17,500	15,000
Other long term liabilities	12	3,549	574
Warrant liability	13	1,048	1,360

		22,097	16,934
Commitments	15
Shareholders' equity
Capital stock	13	198,769	198,593
Contributed surplus	13	7,478	7,118
Deficit	13	(161,056)	(154,505)
Accumulated other comprehensive loss	13	(9,682)	(9,682)

Total Shareholders' equity		35,509	41,524
Non-controlling interests	3	48	(81)

Total Equity		35,557	41,443
Total Liabilities and Equity		86,130	91,120

Shares issued & outstanding	14	58,491,243	58,008,746

(Signed) CLAUDE HAW Director	(Signed) LORI O'NEILL Director

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share and per share amounts
(Unaudited)

		Three months ended
	Note	May 31, 2014	May 31, 2013
REVENUE		28,771	24,532
Cost of sales	6	22,885	21,712

Gross profit		5,886	2,820

EXPENSES
Research and development		4,265	5,302
Selling and marketing		3,365	3,382
General and administrative		4,426	4,748

		12,056	13,432

Loss before other items		(6,170)	(10,612)
Amortization of intangible assets	9	(309)	(559)
Accretion expense		(40)	(65)
Interest expense	11, 16	(425)	(538)
Gain on change in estimate	3	101	—
Gain on contract amendment	3	—	5,285
Fair value adjustment—warrant liability	13	150	—
Foreign exchange gain (loss)		121	(98)

Loss before income taxes		(6,572)	(6,587)
Income tax expense		95	92

Net Loss		(6,667)	(6,679)
Net Loss Attributable to Non-Controlling Interest		35	54

Net Loss applicable to shareholders		(6,632)	(6,625)
Net loss per share
Basic	14	(0.11)	(0.17)
Diluted	14	(0.11)	(0.17)
Weighted Average Shares Outstanding
Basic	14	58,194,153	38,059,919
Diluted	14	58,194,153	38,059,919

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Expressed in US $000's
(Unaudited)

	Three months ended
	May 31, 2014	May 31, 2013
Net Loss	(6,667)	(6,679)
Foreign currency translation differences for foreign operations	—	4

Comprehensive Loss	(6,667)	(6,675)

Total comprehensive loss attributable to:
Shareholders of the Company	(6,632)	(6,623)
Non-controlling interest	(35)	(52)

	(6,667)	(6,675)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's
(Unaudited)

		Three months ended
		May 31, 2014	May 31, 2013
Operating Activities
Net Loss		(6,667)	(6,679)
Items not affecting cash
Amortization of property and equipment	8	697	1,526
Amortization of intangible assets	9	309	559
Accretion expense		40	65
Bad debt expense	5	148	—
Interest expense		156	263
Gain on change in estimate	3	(101)	—
Gain on contract amendment	3	—	(5,285)
Fair value adjustment—warrant liability	13	(150)	—
Stock-based compensation		359	315
Unrealized foreign exchange loss (gain)		18	(84)
Future income tax (recovery) expense		(50)	13
Inventory impairment	6	90	99

		(5,151)	(9,208)
Changes in non-cash working capital items		(111)	10,487

		(5,262)	1,279

Investing Activities
Acquisition of property and equipment		(495)	(234)
Acquisition of intangible assets		(140)	(224)

		(635)	(458)

Financing Activities
Capital lease obligation		(190)	(591)
Contribution by non-controlling interest in DW-HFCL	3	164	—
Restricted cash on debt facility		—	(1,308)
Debt facility	11	2,500	—
Issuance of common shares net of issuance costs		16	81

		2,490	(1,818)

Effect of foreign exchange on cash and cash equivalents		(18)	82
Net decrease in cash and cash equivalents		(3,425)	(915)
Cash and cash equivalents at beginning of period		18,992	22,959

Cash and cash equivalents at end of period		15,567	22,044

Cash paid during the period for interest		280	260

Cash paid during the period for taxes		1	9

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Expressed in US $000's except share amounts

(Unaudited)

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 28, 2014	58,008,746	$198,593	$7,118	$(154,505)	$(9,682)	$(81)	$41,443

Stock-based compensation	—	—	$359	—	—	—	$359
Exercise of stock options	—	—	—	—	—	—	$0
Exercise of warrants	473,646	$161	—	—	—	—	$161
Other	8,851	$15	1	81	—	—	$97
Other comprehensive loss	—	—	—	—	—	—	$0
Contribution by non-controlling interest in DW-HFCL	—	—	—	—	—	164	$164
Net Loss	—	—	—	$(6,632)	—	$(35)	$(6,667)

Balance at May 31, 2014	58,491,243	$198,769	$7,478	$(161,056)	$(9,682)	$48	$35,557

Balance at February 28, 2013	38,048,297	$179,429	$6,047	$(120,197)	$(9,685)	$16	$55,610

Stock-based compensation	—		$311	—	—	—	$311
Exercise of stock options	49,610	$99	$(34)	—	—	—	$65
Other	9,547	$19	$1	—	—	—	$20
Other comprehensive loss	—	—	—	—	$2	$2	$4
Net Loss	—	—	—	$(6,625)	—	$(54)	$(6,679)

Balance at May 31, 2013	38,107,454	$179,547	$6,325	$(126,822)	$(9,683)	$(36)	$49,331

See accompanying notes

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts
(Unaudited)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on NASDAQ Global Market under the symbol DRWI.

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave PTE. LTD., incorporated in Singapore, DragonWave S.r.l., incorporated in Italy, DragonWave S.àr.l., incorporated in Luxembourg, DragonWave Comericio de Equipamentos De Telecommunicacao Ltda., incorporated in Brazil, DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China, DragonWave Mexico S.A. de C.V., incorporated in Mexico, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Ltd. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated interim financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        In the opinion of management, the consolidated interim financial statements reflect all adjustments necessary to present fairly the financial position as at May 31, 2014 and February 28, 2014 and the results of operations, cash flows and changes in equity for the three month periods ended May 31, 2014 and May 31, 2013.

2. SIGNIFICANT ACCOUNTING POLICIES

        The interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except for the changes in accounting policies and methods described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended February 28, 2014.

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Parent's Accounting for the Cumulative Translation Adjustment Upon Derecognition of Certain Subsidiaries or Groups of Assets Within a Foreign Entity or of an Investment in a Foreign Entity

        In March 2013, the FASB issued ASU 2013-05, "Foreign Currency Matters." ASU 2013-05 resolves the diversity in practice about whether Subtopic 810-10, Consolidation-Overall, or Subtopic 830-30 "Foreign Currency Matters, Translation of Financial Statements", ASU 2013-05 applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. In addition, the amendments in ASU 2013-05 resolve the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. ASU 2013-05 became effective for the Company on March 1, 2014. The adoption did not have an impact on the Company's consolidated interim financial statements.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Obligations Resulting From Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date

        In February 2013, the FASB issued ASU No. 2013-04, "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"). ASU 2013-04 provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors as well as any additional amount the reporting entity expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of those obligations. The ASU became effective for the Company on March 1, 2014. The adoption did not have an impact on the Company's consolidated interim financial statements.

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

        In June 2013, the FASB issued ASU No. 2013-11, "Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"). The amendments provide guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments in this ASU became effective for the Company on March 1, 2014. The adoption did not have an impact on the Company's consolidated interim financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition–Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs–Contracts with Customers. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with no early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

3. BUSINESS COMBINATIONS

Nokia's Microwave Transport Business

        On June 1, 2012 the Company announced the closing of the acquisition of the microwave transport business of Nokia Siemens Networks (whose name was changed to Nokia Solutions and Networks, also referred to as NSN, in August 2013 in connection with the acquisition of Nokia Corporation of Siemens' 50% stake in Nokia Siemens Networks, was recently renamed Networks and now operates under the Nokia brand, and is referred to herein as "Nokia" or "Nokia's Networks business"), including its associated operational support system (OSS) and related support functions. The acquisition was effected pursuant to

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

3. BUSINESS COMBINATIONS (Continued)

the Amended and Restated Master Acquisition Agreement between DragonWave Inc., its wholly-owned subsidiary DragonWave S.à.r.l. and Nokia dated May 3, 2012. The terms "Nokia" or "Nokia's Networks business" are used interchangeably herein to refer to Nokia Solutions Networks or NSN.

        On April 10, 2013, the Company announced changes to its existing operational framework with Nokia. In line with the renewed framework, the Company will continue to be the preferred, strategic supplier to Nokia of packet microwave and related products, and the companies will jointly coordinate technology development activities.

        The Company also recorded a liability included in accounts payable and accrued liabilities, based on management's estimate, for a termination fee valued at $8,668 at May 31, 2013 [February 28, 2014–$9,085] and scheduled to be paid in several tranches. Under the terms of the renewed framework, on April 12, 2013 Nokia paid $13,843 to the Company which settled the balance of the Company's contingent receivable. Nokia took on additional commitments and costs so that DragonWave can continue to develop and supply microwave products. The Italian services agreement, pursuant to which Nokia has provided research & development and certain other services to DragonWave since June 1, 2012, was terminated. As a result, the Company reduced accounts payable by $13,258. Capital assets with a net book value of $628 and the corresponding capital lease obligation associated with the Italian operations in the amount of $1,323 was also eliminated by the Company during the three months ended May 31, 2013. The net impact of these items resulted in a gain on contract amendment of $5,285 in the statement of operations in the three months ended May 31, 2013.

        During the three month period ended May 31, 2014, the Company revised the termination fee estimate and also entered into a revised payment schedule with Nokia consisting of quarterly payments through fiscal year 2015 and 2016. This lead to a gain of $101 recorded in the statement of operations. The first payment in the amount of $684 was made in May 2014. As a result of the payment and revaluation, the termination fee liability is valued at $8,162 at May 31, 2014. The payable is now separated into Accounts payable and accrued liabilities and Other long term liabilities based on the short term and long term payment schedule.

DragonWave HFCL India Private Limited

        Non-controlling interest consists of the minority owned portion of DragonWave HFCL India Private Limited.

        During the three month period ended May 31, 2014, HFCL made a capital contribution of $164.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

4. CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	as at May 31, 2014				as at February 28, 2014
Native Currency	Domestic Currency	Foreign Exchange Rate to USD	USD Amount	% of total	USD Amount	% of total
US Dollar	13,570	1.000	13,570	87.2%	16,934	89.2%
Canadian Dollar	1,231	0.920	1,133	7.3%	979	5.2%
Euro	128	1.364	174	1.1%	235	1.2%
Chinese Renminbi	310	0.160	50	0.3%	195	1.0%
British Pounds	24	1.676	40	0.3%	42	0.2%
Other			600	3.8%	607	3.2%

Total Cash & Cash Equivalents			15,567	100.0%	18,992	100.0%

TOTAL			15,567	100.0%	18,992	100.0%

        As at May 31, 2014, the Company is required to have a minimum of $10,000 held at Comerica Bank [February 28, 2014–$10,000].

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to trade receivables by performing credit reviews for each of its customers.

        The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base. The Company defines past due based on agreed upon terms with each individual customer.

	May 31, 2014	February 28, 2014
Trade Receivables (gross)	22,181	17,936
Allowance for doubtful accounts	(676)	(528)

Trade Receivables (net)	21,505	17,408

        As at May 31, 2014, one customer exceeded 10% of the total receivable balance. This customer represented 62% of the trade receivables balance [February 28, 2014–one customer represented 56% of the trade receivables balance].

        Included in general and administrative expenses is an expense of $148 related to bad debt expense for the three months ended May 31, 2014 [three months ended May 31, 2013–$5].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

6. INVENTORY

        Inventory is comprised of the following:

	May 31, 2014	February 28, 2014
Raw Materials	5,304	6,368
Work in Progress	671	696
Finished Goods	17,323	20,748

Total Production Inventory	23,298	27,812
Inventory held for customer service/warranty	2,725	2,604

Total Inventory	26,023	30,416

        Cost of sales for the three months ended May 31, 2014 was $22,885 [three months ended May 31, 2013–$21,712], which included $19,860 [three months ended May 31, 2013–$20,322] of product costs. The remaining costs of $3,025 [three months ended May 31, 2013–$1,390] related principally to warehousing, freight, warranty, overhead and other direct costs of sales.

        For the three months ended May 31, 2014, the Company recognized an impairment loss on inventory of $90 [three months ended May 31, 2013–$99]

        The Company allocates overhead and labour to inventory. Included in cost of goods sold for the three month period ended May 31, 2014 were overhead allocations of $846 [three month period ended May 31, 2013–$953]. Included in inventory at May 31, 2014 were overhead allocations of $1,341 [May 31, 2013–$1,370].

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	May 31, 2014	February 28, 2014
Deposits on inventory	1,199	1,345
Prepaid expenses	1,657	1,759
Indirect taxes (net)	951	614
Deferred financing costs	66	176
Receivable from Contract Manufacturers and other items	1,101	2,015

Total other current assets	4,974	5,909

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

8. PROPERTY AND EQUIPMENT

	May 31, 2014			February 28, 2014
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test and R&D equipment	21,613	19,498	2,115	2,214
Computer hardware	3,203	2,978	225	267
Production fixtures	1,458	1,247	211	245
Leasehold improvements	960	845	115	139
Furniture and fixtures	868	687	181	168
Communication equipment	284	271	13	14
Other	373	269	104	121

Total	28,759	25,795	2,964	3,168

        Depreciation expenses relating to the above property and equipment of $422, $15, $260 were included in research and development ("R&D"), selling and marketing ("S&M") and general and administrative ("G&A") expenses respectively for the three months ended May 31, 2014 [three months ended May 31, 2013: R&D–$1,228; S&M–$17; G&A–$281]. Depreciation expense includes amortization of assets recorded under capital lease.

9. INTANGIBLE ASSETS

        Intangible assets are apportioned as follows:

	May 31, 2014				February 28, 2014
	Cost	Accumulated Amortization	Impairment	Net Book Value	Cost	Accumulated Amortization	Impairment	Net Book Value
Infrastructure Systems Software	2,520	1,414	—	1,106	2,370	1,212	—	1,158
Computer Software	3,912	3,552	—	360	3,922	3,445	—	477

Total Intangible Assets	6,432	4,966	—	1,466	6,292	4,657	—	1,635

        For the three months ended May 31, 2014, the Company recognized amortization of intangible assets of $309 [three months ended May 31, 2013–$559 of which $250 was amortization of favourable A/R terms]. The Company estimates that it will recognize $1,033 and $433 respectively for the next two succeeding years.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

10. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

        Accounts Payable and Accrued Liabilities are apportioned as follows:

	May 31, 2014	February 28, 2014
Trade payables	13,713	12,684
Accrued liabilities	3,640	5,452
Estimated termination fee	5,251	9,085
Payroll related accruals	2,225	1,769
Warranty accrual	541	506
Income taxes payable	584	468

Total Accounts Payable and Accrued Liabilities	25,954	29,964

        Warranty accrual:

        Within its accrued liabilities, the Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

        The following table details the changes in the warranty liability for the respective periods:

	Three Months ended
	May 31, 2014	February 28, 2014
Balance at the beginning of the period	619	771
Accruals	312	188
Utilization	(227)	(340)

Ending Balance	704	619

Short term Portion	541	506
Long term Portion	163	113

11. DEBT FACILITY

        The Company has established a long term credit facility with Comerica Bank and Export Development Canada. As at May 31, 2014, this asset based credit facility was for a total of $40,000 plus $4,000 for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. The Company had drawn $17,500 on the facility as at May 31, 2014 [February 28, 2014–$15,000].

        The credit facility which was extended on January 6, 2014, matures on June 1, 2016 and is secured by a first priority charge on all of the assets of DragonWave and its principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties, consistent with the facility already in place. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

11. DEBT FACILITY (Continued)

and will be amortized over the 30 month term of the facility. During the three month period ended May 31, 2014 the weighted average debt outstanding was $15,299 [three months ended May 31, 2013–$15,000] and the Company recognized $270 in interest expense related to the debt facility [three months ended May 31, 2013–$265] and expensed $146 in deferred financing cost [three months ended May 31, 2013–$224].

        The Company was in breach of one of its covenants in both March, 2014 and April, 2014. DragonWave obtained a waiver for these breaches and amended the terms of the facility on May 13, 2014. The Company is in compliance with all covenants as at May 31, 2014.

12. OTHER LONG TERM LIABILITIES

        Other long term liabilities are apportioned as follows:

	May 31, 2014	February 28, 2014
Warranty accrual	163	113
Deferred revenue	475	461
Estimated termination fee	2,911	—

Total Other Long Term Liabilities	3,549	574

13. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 for aggregate gross proceeds of $25,011. After deducting commissions and listing expenses, the Company realized net proceeds of $22,434. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of U.S. $2.70 per share until September 23, 2018, subject to certain adjustments. As at September 23, 2013 the Company recognized a liability in the amount of $6,425 for the warrants, see Warrants section for further details.

Employee stock option/stock issuance plan

        The Company has established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan [the "Plan"] applicable to full-time employees, directors and consultants of the Company for purchase of common shares with 5,849,124 common shares reserved for issuance. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. Options expire in periods ranging from three to ten years, or upon termination of employment. The maximum number of Common Shares issuable under the Plan is 10% of the Common Shares issued and outstanding.

        On June 20, 2014 the Shareholders approved the adoption of a new Share Based Compensation Plan to replace the current Key Employee Stock Option/Stock Issuance Plan.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

        The following is a summary of stock option activity:

	Three months ended May 31, 2014
	Options	Weighted Average Price (CAD)
Options outstanding at February 28, 2014	3,173,321	$3.71
Granted	27,700	$1.47
Exercised	—	—
Forfeited	(18,340)	$3.39

Options outstanding at May 31, 2014	3,182,681	$3.69

        The following are the weighted average values used in determining the fair value of options granted during the three months ended May 31, 2014 and May 31, 2013:

	May 31, 2014	May 31, 2013
Volatility	75.7%	74.4%
Risk Free Rate	1.40%	1.03%
Dividend Yield	Nil	Nil
Average Expected Life	4 yrs	4 yrs

        The 27,700 options granted during the three months ended May 31, 2014 were determined to have a fair value of $19 [three months ended May 31, 2013–660,500, $803].

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on May 31, 2014:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)	Quantity of Options	Weighted Average Exercise Price (CAD)
$1.21	$1.34	528,600	4.47	$1.21	264,300	$1.21
$1.35	$2.07	443,150	4.39	$2.02	—	$0.00
$2.08	$2.16	108,000	3.50	$2.08	40,452	$2.08
$2.17	$2.49	651,250	3.94	$2.24	162,806	$2.24
$2.50	$3.16	506,700	3.15	$2.93	221,912	$2.94
$3.17	$6.24	293,181	1.12	$5.87	280,080	$5.91
$6.25	$6.66	33,500	0.19	$6.44	33,435	$6.44
$6.67	$7.00	370,500	1.94	$6.77	276,995	$6.77
$7.01	$13.33	247,800	0.82	$10.52	244,545	$10.56

		3,182,681	3.18	$3.69	1,524,525	$5.08

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

        The Company has recognized $359 for the three months ended May 31, 2014 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three months ended May 31, 2013–$315]. Stock-based compensation of $81, $103, $175 was included in R&D, S&M and G&A expenses respectively for the three month period ended May 31, 2014.

        As at May 31, 2014, compensation costs not yet recognized relating to stock option awards outstanding is $1,854 net of estimated forfeitures. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

        There were no options exercised with an intrinsic value during the three months ended May 31, 2014.

        The intrinsic value associated with fully vested options at May 31, 2014 is $26.

Restricted Shares & Employee Share Purchase Plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. During the three month period ended May 31, 2014 a total of 8,281 common shares were purchased by employees at fair market value, while the Company issued 2,070 common shares as its matching contribution. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares earned during the three month period ended May 31, 2014 was $4 [three months ended May 31, 2013–$11]. The fair value of the unearned ESPP shares as at May 31, 2014 was $12 [May 31, 2013–$16]. The number of shares held for release, and still restricted under the plan at May 31, 2014 was 7,466 [May 31, 2013–6,895].

Warrants

        Effective May 30, 2007, the Company granted warrants to purchase up to 126,250 common shares of the Company at a price of $3.56 CAD per share. The warrants expire 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in 31,562 warrants being eligible for exercise. As at August 31, 2008, a revenue reduction provision in the amount of $64 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Options Pricing Model using a volatility factor of 50%, risk free rate of 3.3%, dividend yield of nil, and an expected life of 8.75 years.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 for aggregate gross proceeds of $25,011. Equity issuance expenses relating to the offering totaled $2,576 of which $662 was expensed as the proportionate warrant costs. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of U.S. $2.70 per share until September 23, 2018, subject to certain adjustments. As a result of the offering, the Company issued warrants totaling 8,932,500. A clause exists in the form of warrant that states that in the event of a fundamental transaction the Company may be required to settle the warrants with a cash payment. Therefore, the Company, as per ASC 815-40 "Derivatives and Hedging–Contracts in Entity's own Equity", recognized a warrant liability of $6,425 which represented the estimated fair value of the liability as at September 23, 2013. The warrant liability is required to be presented at its estimated fair value as at each balance sheet date. Increases or decreases in the fair value of the warrants are included as a component of Fair value adjustment–warrant liability in the consolidated statement of operations. As at May 31, 2014, 2,771,000 warrants were outstanding and the liability for warrants was decreased to $1,048. In the three month period ended May 31, 2014 the Company increased its common stock value by $161 which represented the value of the 400,000 warrants exercised on a cash-less basis to 473,646 common shares and realized a gain in the amount of $150 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability.

        Subsequent to May 31, 2014, 56,250 warrants were exercised resulting in an issuance of 76,063 of the Company's common shares

14. NET LOSS PER SHARE

        The following table illustrates the dilutive impact on net loss per share during the three month period ended including the effect of outstanding options and warrants:

	Three months ended
	May 31, 2014	May 31, 2013
Basic Net loss per share
Net loss applicable to shareholders	(6,632)	(6,625)
Weighted average number of shares outstanding	58,194,153	38,059,919

Net Loss per share	$(0.11)	$(0.17)

Diluted Net Loss per share
Net Loss	(6,632)	(6,625)
Weighted average number of shares outstanding	58,194,153	38,059,919
Dilutive effect of warrants	—	—
Dilutive effect of stock options	—	—

Adjusted weighted average number of shares outstanding	58,194,153	38,059,919

Net Loss per share	$(0.11)	$(0.17)

        As at May 31, 2014, 3,182,681 options, and 2,771,000 warrants were excluded from the diluted loss per share calculation as they were anti-dilutive.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

15. COMMITMENTS

        Future minimum operating lease payments which relate to office and warehouse space in various countries as at May 31, 2014 per fiscal year are as follows:

2015	$1,414
2016	$1,300
2017	$935
Thereafter	—

$3,649

16. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

Categories for financial assets and liabilities

        The following table summarizes the carrying values of the Company's financial instruments:

	May 31, 2014	February 28, 2014
Assets held at fair value (A)	15,567	19,011
Loans and receivables (B)	22,607	19,405
Other financial liabilities (C)	45,240	44,043
Liabilities held at fair value (D)	1,048	1,360

(A)
Includes cash, cash equivalents and forward exchange contracts

(B)
Includes trade receivables and other & miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, debt facility and termination fee

(D)
Includes warrant liability

Fair value

        The Company classifies its fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value:

        Level 1–Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

16. FINANCIAL INSTRUMENTS (Continued)

        Level 2–Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

        Level 3–Significant unobservable inputs which are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

        The Company's foreign exchange forward contracts are classified within Level 2 as they are based on foreign currency rates quoted by banks and other public data source. The fair values of the foreign exchange forward contracts are based upon the difference between the forward exchange rate and the contract rate with expected cash flows and effect on the consolidated statements of operations expected to occur upon settlement;

        The warrant liability is classified as Level 3. The Company uses a Monte-Carlo Simulation model to estimate the fair value of the warrants. Significant assumptions used at May 31, 2014 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 60%, and a risk free spot rate term structure;

        As at May 31, 2014 the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Liabilities
Warrant liability	—	1,048	1,048

        As at February 28, 2014, the Company held the following Level 2 and Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Assets
Foreign exchange forward contracts	19	—	19
Financial Liabilities
Warrant liability	—	1,360	1,360

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

16. FINANCIAL INSTRUMENTS (Continued)

        A reconciliation of the warrant liability measured at fair value with the use of significant unobservable inputs (Level 3) for the three month period ended May 31, 2014 follows:

	Three month period ended May 31, 2014
	Warrants	$
Balance at February 28, 2014	3,171,000	1,360
Fair value adjustment—warrant liability	—	(150)
Exercise of warrants	(400,000)	(162)

Balance at May 31, 2014	2,771,000	1,048

Interest rate risk

        Cash and cash equivalents and the Company's debt facility which has interest rates with market rate fluctuations expose the Company to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three month period ended May 31, 2014 was $279 on the Company's cash, cash equivalents, and debt facility [three months ended May 31, 2013–expense of $315].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, the Company may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at May 31, 2014, the Company had no forward contracts in place [February 28, 2014–one forward contract with a notional value of $1,242 resulting in a gain of $19]. All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statements of operations.

        As of May 31, 2014, if the US dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a decrease in after-tax net loss of $105 for the year ended May 31, 2014 [three months ended May 31, 2013–decrease of $154], with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at May 31, 2014.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

16. FINANCIAL INSTRUMENTS (Continued)

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at May 31, 2014, the Company had cash and cash equivalents totaling $15,567 [February 28, 2014–$18,992]. Based on current revenue expectations, the continuing availability of credit facilities, and other options available, the Company believes that its liquidity risk is manageable.

17. SEGMENTAL INFORMATION

        The Company operates in one reportable segment, broadband wireless backhaul equipment.

18. ECONOMIC DEPENDENCE

        The Company was dependent on one key customer with respect to revenue in the three months ended May 31, 2014. This customer represented approximately 61% of sales for the three months ended May 31, 2014 [three months ended May 31, 2013–two customers representing 69%].

19. EXPENSES

        Included in general and administrative expenses is $111 related to premises rental expense for the three month period ended May 31, 2014 [three months ended May 31, 2013–$143]. Total rental expense for the three month period ended May 31, 2014 was $569 [three months ended May 31, 2013–$744].

20. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform with the presentation adopted in the current interim period.

QuickLinks

  Exhibit 99.2
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share and per share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS Expressed in US $000's (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's (Unaudited)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Expressed in US $000's except share amounts (Unaudited)
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts (Unaudited)
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts (Unaudited)